

July 22, 2010

Jonathan W. Thayer
Chief Financial Officer
Constellation Energy Group, Inc.
100 Constellation Way
Baltimore, MD 21202

> **Re:** **Constellation Energy Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-12869**

Dear Mr. Thayer:

We have reviewed your supplemental response letter dated June 30, 2010 and have the following comment. As noted in our comment letter dated April 28, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2009

Notes to Consolidated Financial Statements, page 91

2 Other Events, page 103

1. We note your response to comment one. Please tell us if a call option exists which gives CEG the right to purchase the minority interest in CENG from EDF at fair value or less. If a call option exists, then please explain to us the exact terms of the call option and the feasibility of exercising the call option. We may have further comment. Refer to FASB ASC 810-10-25-13-f.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,
/s/ Andrew Mew
Accounting Branch Chief